HF FOODS GROUP INC.
6001 W. Market Street
Greensboro, NC 27409

June 25, 2019

VIA EDGAR & TELECOPY
Danilo Castelli
Division of Corporation Finance
Office of Consumer Products
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	HF Foods Group Inc. (the “Company”)
Registration Statement on Form S-3
(File No. 333-232080) (the “Registration Statement”)

Dear Mr. Castelli:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. on June 27, 2019, or as soon thereafter as practicable.

The Company hereby acknowledges that:

●

Should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

●

The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

●

The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours,

HF FOODS GROUP INC.

By:	/s/ Zhou Min Ni
Name: Zhou Min Ni
Title: Chief Executive Officer

Acceleration Request:

333-232080